June 17, 2016

Via EDGAR

Mr. John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Qualification for

Gourmet Renee, LLC Regulation A Offering Statement

on Form 1-A (File No. 024-10533)

Dear Mr. Reynolds:

Gourmet Renee, LLC (“Company”) hereby respectfully requests acceleration of the qualification of the above-referenced Gourmet Renee, LLC Offering Statement to 4:30 p.m. Eastern time on Tuesday, June 21, 2016, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our counsel, Graydon Head & Ritchey LLP, Attention: Richard G. Schmalzl, e-mail: rschmalzl@graydon.com. Mr. Schmalzl’s direct line is (513) 629-2828.

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (513) 206-4622.

Sincerely,

GOURMET RENEE, LLC

By: /s/ Paul Miller
Name: Paul Miller
Title: Manager

c:	Ms. Hillary Daniels, SEC

Richard G. Schmalzl, Esq.